
<u>Mail Stop 3233</u>

December 15, 2017

<u>Via E-mail</u>
Paul E. Smithers
President and Chief Executive Officer
Innovative Industrial Properties, Inc.
11440 West Bernardo Court, Suite 220
San Diego, California 92127

> **Re:** **Innovative Industrial Properties, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 1, 2017**
> **File No. 333-221881**

Dear Mr. Smithers:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3585 with any questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie Gorman
Senior Counsel
Office of Real Estate and
Commodities

cc: Carolyn Long, Esq. (*via e-mail)*